
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

July 7, 2015

Tammy Skalko
Chief Executive Officer
House of Bods Fitness, Inc.
5417 Napoli Cove
Lake Mary, Florida 32746

> **Re: House of Bods Fitness, Inc.**
> **Form 8-K**
> **Filed May 12, 2015**
> **File No. 000-55405**

Dear Ms. Skalko:

We issued comments to you on the above captioned filing on May 14, 2015. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by July 21, 2015.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

If you have any questions, please call me at (202) 551-3624.

Sincerely,

/s/ Heather Clark

Heather Clark
Staff Accountant